UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

United American Petroleum Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
90933X 100

(CUSIP Number)
Michael Muellerleile
M2 Law Professional Corporation
500 Newport Center Drive, Suite 800
Newport Beach, CA 92660
(949) 706-1470

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90933X 100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Christian Negri

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	____________________________________________________________________________________________________________________________________
	(b)	____________________________________________________________________________________________________________________________________

	3.	SEC Use Only _________________________________________________________________________________________________________________________

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________________________________________________________

	6.	Citizenship or Place of Organization U.K.

Number of	7. U	Sole Voting Power 500,000
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9. U	Sole Dispositive Power 500,000
Reporting
Person	10.	Shared Dispositive Power 0
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares of common stock

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________________________________________________________________

	13.	Percent of Class Represented by Amount in Row (11) 1.14% based on 43,950,000 shares of common stock outstanding as of December 31, 2010.

	14.	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer

This statement relates to shares of the common stock, $.001 par value of United American Petroleum Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3101 Bee Caves Road, Centre II, Suite 301, Austin, TX, 78746.

Item 2.  Identity and Background

(a)	Name:	Christian Negri
(b)	Business Address:	3101 Bee Caves Road, Centre II, Suite 301, Austin, TX, 78746
(c)	Present Principal Occupation:	President, Chief Executive Officer of Northern Future Energy Corp., a subsidiary of the Issuer and Treasurer of the Issuer.
(d)	Disclosure of Criminal Proceedings:	Mr. Negri has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
Mr. Negri has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Negri is a citizen of the U.K.

Item 3. Source and Amount of Funds or Other Consideration

On December 16, 2009, Mr. Negri was issued an aggregate of 12,000,000 shares of the Issuer’s common stock in exchange for his shares owned in the entity acquired in the transaction described herein, which constituted 100% of the issued and outstanding shares of that acquired entity.

On December 31, 2010, Mr. Negri sold 6,950,000 shares of the Issuer’s common stock pursuant to a stock purchase agreement.  According to the terms of this stock purchase agreement, Mr. Negri sold his 6,950,000 shares of the Issuer’s common stock in exchange for consideration of Ten Thousand Dollars ($10,000).

On December 31, 2010, Mr. Negri sold 2,000,000 shares of the Issuer’s common stock pursuant to a stock purchase agreement.  According to the terms of this stock purchase agreement, Mr. Negri sold his 2,000,000 shares of the Issuer’s common stock in exchange for consideration of Two Thousand Dollars ($2,000).

On December 31, 2010, Mr. Negri agreed to have 2,550,000 shares of the Issuer’s common stock cancelled pursuant to a stock cancellation agreement between Mr. Negri and the Issuer. According to the terms of the stock cancellation agreement, Mr. Negri cancelled 2,550,000 shares of the Issuer’s common stock for no consideration.

Item 4.  Purpose of Transaction

On December 16, 2009, the shares were issued to Mr. Negri as consideration for the Issuer’s acquisition of Northern Future Energy Corp., as described more fully in the Issuer’s Report on Form 8-K, which was filed on December 23, 2009, and is incorporated by reference herein.  Mr. Negri was the sole shareholder of the acquired entity, and was issued 12,000,000 shares of the Issuer’s common stock in exchange for Mr. Negri’s shares of the acquired entity.

On December 31, 2010, Mr. Negri disposed shares of the Issuer’s common stock as part of the merger transaction as described in the Issuer’s Report on Form 8-K, which was filed on January 5, 2011, and is incorporated by reference herein.  As part of the merger transaction, Mr. Negri disposed of his shares of the Issuer’s common stock as follows:  (i) On December 31, 2010, Mr. Negri sold 6,950,000 shares of the Issuer’s common stock pursuant to a stock purchase agreement; (ii) On December 31, 2010, Mr. Negri sold 2,000,000 shares of the Issuer’s common stock pursuant to a stock purchase agreement; and (iii) On December 31, 2010, Mr. Negri agreed to have 2,550,000 shares of the Issuer’s common stock cancelled pursuant to a stock cancellation agreement between Mr. Negri and the Issuer.

Item 5.  Interest in Securities of the Issuer

Mr. Negri beneficially owns a total of 500,000 shares of the Issuer’s common stock as follows:

(a)	Mr. Negri directly and personally owns 500,000 shares of the Issuer’s common stock which comprises 1.14% of the Issuer’s total issued and outstanding shares.

(b)	Mr. Negri has sole voting and dispositive power as to the 500,000 shares he owns directly.

(c)	Not Applicable.

(d)	Not applicable.

(e)	On December 31, 2010, Mr. Negri ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about December 23, 2009.

Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about January 5, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011
Date

/s/ Christian Negri
Christian Negri

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)